CLEARY GOTTLIEB STEEN & HAMILTON LLP

WASHINGTON, DC PARIS BRUSSELS LONDON MOSCOW	ONE LIBERTY PLAZA NEW YORK, NY 10006-1470 (212) 225-2000 FACSIMILE (212) 225-3999 WWW.CLEARYGLOTTLIEB.COM	FRANKFURT COLOGNE ROME MILAN HONGKONG BEIJING

April 4, 2011

Ms. Ellie Bavaria

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

Re:	The Export-Import Bank of Korea

The Republic of Korea

Registration Statement under Schedule B

File No. 333-172648

Filed March 7, 2011

Dear Ms. Bavaria:

On behalf of our clients, The Export-Import Bank of Korea (“KEXIM”) and The Republic of Korea (the “Republic” and, together with KEXIM, the “Registrants”), we set forth below the Registrants’ responses to your letter, dated March 28, 2011, containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registrants’ registration statement under Schedule B (File No. 333-172648) (the “Registration Statement”) filed with the Commission on March 7, 2011. For your convenience, we have reproduced below the Staff’s comments and have provided the Registrants’ responses immediately below each of the comments.

With this letter, the Registrants are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1.

General

1.	Where appropriate, please discuss any material impact the Japanese earthquake, tsunami and nuclear crisis have had or are expected to have on The Export-Import Bank of Korea and The Republic of Korea. For example, to the extent material, discuss the potential for a decline in exports to Japan, changes to the valuation of the Korean Won, material disruptions to the Korean manufacturing industry resulting from component supply issues and the potential for material effects on foreign direct investment in Korea, tourism, energy prices or other segments of the economy.

Ms. Ellie Bavaria

April 4, 2011

In response to the Staff’s comment, the Registrants have added disclosure on pages 97 and 153 regarding the potential impact of the Japanese earthquake, tsunami and nuclear crisis on the Korean economy and on KEXIM.

2.	Please update all statistics to provide the most recent data available.

In response to the Staff’s comment, the Registrants have updated all available statistics, including GDP information on pages 98 to 102, information on principal sectors of the economy on pages 103 to 106, information on banking industry on pages 109 and110, the Korea Composite Stock Price Index on page 111, policy interest rate on page 112, exchange rate on pages 115 and 116, exports and imports by major commodity groups on page 120 and foreign currency reserve on page 123.

Derivatives, page 21

3.	Please provide more information regarding the Bank’s derivatives transactions and any material trends in the Bank’s exposure to derivatives.

In response to the Staff’s comment, the Registrants have added disclosure on page 22 to show unsettled notional amounts and fair values of derivatives held by KEXIM as of December 31, 2008, 2009 and 2010, as well as to explain the reasons for changes in valuation gains or losses in 2010 compared to 2009.

Notes to the Non-Consolidated Financial Statements, page 79

4.	We note that Note 14(b) discusses lawsuits filed by the Bank. To the extent material, please describe the lawsuits filed by the Bank in the narrative portions of the Schedule B.

As of December 31, 2010, KEXIM had five lawsuits pending in the courts. KEXIM was the plaintiff in four of them, with the aggregate claim amount of approximately US$80 million. KEXIM was the defendant in one of them, with a claim amount of Won 71 million (approximately US$62,000). KEXIM’s management believes that the result of these lawsuits will not have a material impact on KEXIM’s financial position or results of operations.

The Republic of Korea, page 90

5.	We note that you intend to update the Republic’s 2010 principal and other economic data. We may have additional comments after reviewing this data.

The Registrants have updated the Republic’s 2010 economic data, as specified in the response to your comment number 2 above.

Ms. Ellie Bavaria

April 4, 2011

Securities Market (Table of Korea Composite Price Index value), page 110

6.	Please present this data and the information provided on page 115 regarding foreign exchange in chronological order.

In response to the Staff’s comment, the Registrants have revised the tables on pages 111 and 115.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review an amendment prior to the requested effective date of the registration statement.

The Staff’s comment is respectfully noted.

*        *        *         *        *        *        *

We sincerely hope that the Registrants’ responses above adequately address the Staff’s comments. On behalf of our clients, we thank the Staff for its assistance to date and look forward to its continued assistance in allowing KEXIM to meet its contemplated timetable for the transaction. If the Staff has any questions concerning this letter or Amendment No. 1 or requires any further information, please do not hesitate to contact the undersigned by telephone at +852-2532-3723, by fax at +852-2160-1023 or by e-mail at jhan@cgsh.com or Hongki Moon by telephone at +852-2532-3719, by fax at +852-2160-1019 or by e-mail at hmoon@cgsh.com.

Very truly yours,

/s/ Jinduk Han

Jinduk Han

cc:	Seung-hyun Yoo, The Export-Import Bank of Korea

Yeong-hee Lee, The Export-Import Bank of Korea

Byeong Sun Song, The Republic of Korea